May 6, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. Ethan Horowitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Seahawk Drilling, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009 filed March 1, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 9, 2010

File No. 001-34231

Dear Mr. Horowitz:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated March 23, 2011 relating to the above-referenced filings (the “Filings”) of Seahawk Drilling, Inc. (the “Company”). For your convenience, our response is prefaced by the corresponding Staff comment in italicized text.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.	We note your response to comment one in our letter dated February 22, 2011. In your earlier response dated January 24, 2011, you told us that to prepare your September 30, 2010, financial statements, “we reviewed our cash flow analysis from August 2009, updated for current market and operating conditions, to confirm our conclusions, which indicated that the life of asset undiscounted cash flows remained substantially higher than the book value of our rig fleet.” Please provide to us a summary of this updated analysis as of September 30, 2010, which should also include a discussion of your key assumptions (e.g., in relation to current market and operating conditions at September 30, 2010).

United States Securities and Exchange Commission

May 6, 2011

Response: The Company considered its updated ASC 360-10-35-21 analysis and evaluated impacts of changes in current market and operating conditions at September 30, 2010.

The analysis included and updated the following key assumptions from the August 2009 analysis:

•	The Company’s intent to hold and use the jack-up asset group in operations;

•	Potential effects of the Macondo well blowout and associated changes in the regulatory environment, including anticipated drilling permit delays;

•	Updated outlooks on day rate, utilization, and operating cost assumptions;

•	Capital expenditure reduction and deferral plans;

•	Utilization of net operating losses;

•	Increased working capital assumptions as day rates and utilization improved in the outer periods;

•

Original cash flows were adjusted downward as follows, given the August 2009 model’s assumptions that rigs would work in Mexico as well as potential business and economic cycle risks over the long-term life of the jack-up asset group:

•	40% reduction in years 2015 – 2016

•	50% reduction in years 2017 – 2021

•	60% reduction in years 2022 – 2025

•	80% reduction in years 2026 – 2028

These adjustments resulted in an approximate $850 million reduction in undiscounted cash flows.

The resulting undiscounted cash flows in the ASC 360 analysis were $893 million, as compared to a net book value of the fleet of $448 million. While the Company did not approve and begin negotiating a sale of the Company until mid-December 2010, as discussed in our March 7, 2011 comment letter response, the range of possible future cash flows included, as an alternative scenario, a sale in year 2014. This scenario reflected cumulative operating cash flow of $260 million at sale and a jack-up asset group sales price of $348 million (obtained from a reputable third-party industry source), yielding total cash flow of $600 million. In each cash flow case considered, undiscounted cash flow substantially exceeded the carrying value of the jack-up asset group, indicating no further analysis was deemed necessary.

For the quarter ended September 30, 2010, the Company considered impacts of changes in current market and operating conditions as demonstrated through increased contracted day rates, improved utilization rates as regulatory requirements and changes

United States Securities and Exchange Commission

May 6, 2011

were institutionalized, and ongoing cost management and reduction efforts. As reflected in the Company’s fleet status reports dated July 2 through November 8, 2010, the Company experienced a 6% to 8% improvement in average contracted day rates. Further, the Company continued to lower operating costs through reduced daily cash rig and shore-base support costs, including rig crew furloughs and staff reductions in our corporate office.

Based on these improved contracted day rates, anticipated improvement in utilization rates, and operating cost reduction efforts, the Company did not believe there were any significant changes during the third quarter to the jack-up asset group to deliver positive cash flow and be able to recover its value over the remaining life of the fleet.

2.	Your press release dated November 2, 2010, states that you engaged Simmons & Company International after consideration of, among other things, your short-term and long-term liquidity needs. Please tell us what those short-term and long-term liquidity needs were determined to be, compare them to the updated cash flow analysis referred to in our comment above, and explain to us the reasons for any differences. Your response should also describe the events that led to the engagement of Simmons & Company International.

Response: Our short-term liquidity needs were based on a rolling 13-week cash forecast rather than the long-term cash flow model as described above. The Company’s cash position as of September 30, 2010 was approximately $41 million and forecast to decline to approximately $16 million by December 31, 2010, due primarily to the following factors:

•

The change in regulatory environment resulting from the Macondo well blow out and the related delays in permitting by the Bureau of Ocean Energy Management, resulting in delays in customers obtaining drilling permits;

•	The Seahawk 3000 was out of service for the entire third quarter to identify and repair problems with its jacking system and was not expected to return to work until December 2010; and

•	Repair related expenses associated with the Seahawk 3000 jacking system.

Other factors contributing to the liquidity needs of the Company were as follows:

•

Restrictions under the revolving credit facility, including limitations on the use of proceeds under the facility to reactivation capital expenditures and related working capital, limits on total capital expenditures, and use of asset sales proceeds (e.g., Seahawk 2505)

•	Actual reactivation costs were expected to increase over the long-term due to lack of maintenance of equipment and normal wear and tear due to exposure to saltwater environment

•	Continued low natural gas prices and general economic conditions

United States Securities and Exchange Commission

May 6, 2011

The above considerations, all of which were disclosed in the Company’s quarterly filings, contributed to the engagement of Simmons & Company International to assist the Company in exploring and considering possible strategic alternatives, which included potential transactions involving additional funding, recapitalizations, sales of assets or a sale or merger of the Company.

The short-term factors described above related to the change in regulatory environment and the Seahawk 3000 were believed to be temporary impacts on the timing of cash flows. Therefore, the Company did not believe these factors would have a long-term materially adverse effect on its business or cash flows over the remaining life of the jack-up asset group.

3.	Your press release dated November 2, 2010, also states that you considered the difference between your internal valuation of assets and equity value and the current market value of the company as indicated by the stock price. Please provide to us a summary of your internal valuation of assets and equity value, and explain how that compared to your market value. Also, if your internal valuation was not consistent with the cash flow analysis referred to above, please explain to us any differences.

Response: The internal valuation of assets and equity value and the market value of the Company are as follows:

Estimated Fleet Market Value:
Source A	Source B	Source C	Average
$403 million	$348 million	$188 million	$313 million

Market Capitalization at 9/9/2010			$90 million
Less: Working Capital at 6/30/2010			$(18 million)

Estimated Net Asset (Equity) Value			$72 million

Based on the estimated fleet market value and the market value of the Company as indicated by the stock price, it was believed by management that the Company was significantly undervalued. Management believed that this unusual and unprecedented change in the offshore drilling market provided a unique opportunity for investors to capitalize on the perceived value gap between the depressed share price resulting from the aforementioned factors and the long-term cash generating capability of the jack-up asset group.

The internal asset valuation differed from the analysis of current market and operating conditions discussed above in Comment 1, as the fleet market value was estimated utilizing reputable third-party industry sources dated June – August 2010 rather than a cash flow analysis. Industry asset value estimates generally consider variables other than cash flows, such as historical value trends, day rate and utilization trends, recent comparable sale transactions, condition and capability of the rig fleet, expectations

United States Securities and Exchange Commission

May 6, 2011

for future market conditions, and sentiment of various market players. Accordingly, fleet market value estimates will often differ from cash flow estimates. Management did not believe the estimated fleet market value would have impacted the Company’s ASC 360 analysis, based on the analysis and considerations addressed in response to Comment 1 above.

Lastly, due to temporary negative market perceptions following the Macondo event and the associated changing regulatory environment, estimated fleet market values were temporarily depressed relative to expected cash flows over the remaining life of the jack-up asset group.

4.	Please tell us whether Simmons & Company International prepared a valuation of your assets and, if so, tell us the date prepared and provide us with a copy of the valuation report.

Response: Simmons & Company International did not prepare a valuation of the Company’s assets.

If any member of the Staff has any questions concerning these matters, he or she should contact the undersigned at (713) 369-7315.

Very truly yours,

Seahawk Drilling, Inc.

/s/ James R. Easter
James R. Easter
Senior Vice President and
Chief Financial Officer

cc:	Suying Li, United States Securities and Exchange Commission

Sandy Eisen, United States Securities and Exchange Commission